Exhibit 99.1

ISS Recommends Central GoldTrust Unitholders Vote FOR Central GoldTrust Trustees And Vote AGAINST Polar’s Proposals

•	ISS Recommends Unitholders Vote Using Only the WHITE Form of Proxy

•	ISS Recommends Unitholders Vote AGAINST Polar’s Proposed Unit Redemption Amendments

•	ISS Recommends Unitholders Vote FOR Central GoldTrust’s Incumbent Trustees

•	ISS Calls the Polar Proposal Short-term and Opportunistic

•	ISS Believes the Polar Proposal Constitutes a Cause of Concern for Long-term Unitholders

April 16, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) announced today that Institutional Shareholder Services (“ISS”) has recommended that its clients vote FOR all of GoldTrust’s Trustee nominees, and vote AGAINST the changes to GoldTrust’s Amended and Restated Declaration of Trust being proposed by Polar Securities Inc., on behalf of its Cayman Islands based hedge fund, North Pole Capital Master Fund (together, “Polar”), at the upcoming Annual and Special Meeting of Unitholders of GoldTrust to be held on May 1, 2015.

ISS is a leading independent international corporate governance analysis and proxy voting firm. ISS recommendations are intended to assist investors in making choices regarding proxy voting decisions. In making its recommendations, ISS meets with both sides of a proxy contest, carefully considers the validity of the arguments and the outcome that is in the best interests of unitholders.

As previously announced, Polar is seeking to significantly modify the existing redemption provisions of GoldTrust’s Amended and Restated Declaration of Trust to include a new physical bullion redemption option and to amend its existing cash redemption feature.

Unitholders should vote FOR GoldTrust’s Trustees and AGAINST Polar’s proposal as recommended by ISS using only GoldTrust’s WHITE proxy. ISS has also recommended that GoldTrust Unitholders do NOT vote using Polar’s blue proxy.

In its April 15th report, ISS concluded:

“Overall, the short-term and opportunistic nature of the dissident proposal constitutes a cause of concern for long-term unitholders. In addition, by just amending the trust's Declaration of Trust and not providing a detailed business plan with new strategic initiatives on how to better manage the trust, the dissident's request to replace the majority of the board appears overly demanding.”

ISS went further in expressing their support, stating:

“…the dissident has not made a compelling case for change, and therefore support for the amendment to add the physical redemption option to the trust's Declaration of Trust as well as the dissident slate is not warranted.”

ISS Recommends Voting ONLY Your WHITE Proxy Now

“We are pleased to have the support of a leading independent third party proxy advisor for both our Trustees and for our opposition to Polar’s proposal”, stated Bruce Heagle, Chair of the Special Committee of Independent Trustees. “ISS has confirmed the Trustees’ view that Polar’s proposal is nothing more than a self-serving attempt by Polar to facilitate a short-term trade and if implemented would ultimately be to the detriment of GoldTrust and its long-term Unitholders.”

The Board of Trustees recommends that Unitholders REJECT Polar's proposal and vote FOR all of GoldTrust’s Trustee nominees.

Your vote is important, no matter how many Units you own – If you have not yet voted your WHITE proxy, please do so today by REJECTING Polar's self-serving proposal, voting AGAINST its resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

If you require assistance in casting your vote, or require replacement proxy materials, please call GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At April 15, 2015, the Units were 99.0% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties, including any impact of Polar’s proposal. GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, please contact GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.

Permission to quote from the ISS report was neither sought nor obtained.